UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-38505

CLPS INCORPORATION

(Translation of registrant’s name into English)

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road

Pudong, Shanghai 201203, People’s Republic of China

Tel: +86-21-31268010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -.

Other Information

CLPS Incorporation is furnishing the slide presentation that the Company intends to use in May 2019.

Exhibit No.	Description

99.1	Slide presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

Dated: April 22, 2019	By:	/s/ Raymond Ming Hui Lin
	Name:	Raymond Ming Hui Lin
	Title:	Chief Executive Officer

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